Filed by AMEC plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Foster Wheeler AG

Commission File Number: 001-31305

Date: October 3, 2014

The following is an announcement made by AMEC and posted on its website, www.amec.com, on October 3, 2014:

Interim Management Statement

AMEC plc (“AMEC”) has filed its SEC registration document in which it makes the following statements with regard to current trading, trends and prospects of AMEC:

“On 7 August 2014, AMEC announced its half year results for the six months ended 30 June 2014, reporting underlying revenue(1) growth of 4% and stable margins in the first half. Trading since then has been in line with expectations, the group’s outlook remains unchanged and the financial position of the group remains strong.  AMEC continues to see less greenfield activity in some of the group’s key upstream oil and gas markets, which is partially offsetting the strong growth from Clean Energy and Middle Eastern Oil & Gas. AMEC expects to see modest underlying revenue(1) growth in 2014 for its existing operations, led by ongoing strength in the Clean Energy market and Middle Eastern Oil and Gas. As discussed previously, the mix of business will result in a slight reduction in group margins compared to last year. As in 2013, profits and cash flow generation will be second-half weighted.

Actual exchange rates year to date, and forecast average North American exchange rates for the remainder of 2014, continue to be less favourable than 2013. As stated previously, AMEC expects this to translate into a year on year impact on revenues of circa £250 million, and for trading profit of circa £25 million for the full year.”

Notes

(1)         Underlying revenue excludes the impact of acquisitions, disposals, currency fluctuations and changes to levels of pass through incremental procurement

Enquiries to:

AMEC plc: +44 (0) 20 7429 7500

Julian Walker, Director of Communications

Rupert Green, Head of Investor Relations

AMEC (LSE: AMEC) is a focused supplier of consultancy, engineering and project management services to its customers in the world’s oil and gas, mining, clean energy, environment and infrastructure markets. With annual revenues of some £4 billion, AMEC designs, delivers and maintains strategic and complex assets and employs around 27,000 people in more than 40 countries worldwide. See amec.com.

IMPORTANT INFORMATION:

This announcement is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This announcement is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, or an exemption therefrom.

In connection with the proposed offer, AMEC expects to file a registration statement on Form F-4, which will include a prospectus (the “prospectus”), and a Tender Offer statement on Schedule TO (the “Schedule TO”). The proposed offer will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal to be delivered to Foster Wheeler, filed with the United States Securities and Exchange Commission (the “SEC”) and mailed to Foster Wheeler shareholders. The proposed offer will be made by AMEC or an affiliate of AMEC and not by any other person, including Bank of America Merrill Lynch or Barclays.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS OF FOSTER WHEELER ARE URGED TO READ ANY DOCUMENTS REGARDING THE PROPOSED OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED OFFER.

The registration statement, the Schedule TO and other related documents in relation to the proposed offer will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at AMEC’s website, www.amec.com.

This announcement does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, AMEC may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.

Forward looking statements

This announcement contains statements which constitute “forward-looking statements”. Forward-looking statements are generally identified by words such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “will,” “may,” “continue,” “should” and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of AMEC, that could cause actual developments to differ materially from those expressed in, or implied by, the forward-looking statements.

AMEC does not undertake to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise.